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UNITED DOMINION NEWS

     CONTACT--
     Media - Nancy Spurlock (704) 347-6838                 FOR IMMEDIATE RELEASE
     Analysts - Michael Morgan (704) 347-6529

           UNITED DOMINION INDUSTRIES ANNOUNCES RECEIPT OF CONSENTS
   IN TENDER OFFER FOR 11 3/4% SENIOR SUBORDINATED NOTES OF IMO INDUSTRIES

     CHARLOTTE, NORTH CAROLINA (July 17, 1997) -- United Dominion Industries Limited (NYSE, TSE:UDI) and its indirect wholly owned subsidiary, UD Note Corp. ("UD"), today announced that all of the outstanding 11 3/4% Senior Subordinated Notes due 2006 of Imo Industries Inc. ("Imo") have been tendered and consents from the holders of such Notes have been received with respect to the amendment of the Indenture for the Notes to remove or amend certain restrictive covenants contained therein. It is anticipated that later today Imo and IBJ Schroder Bank & Trust Company, as trustee, will enter into a Supplemental Indenture to implement such amendments. All holders of Notes will be entitled to receive the consent fee payment of an amount equal to one percent of the principal amount of such holder's Notes in the event UD accepts the Notes for payment. The consent fee will be paid on or before August 4, 1997 (subject to the terms and conditions of the Offer to Purchase).

     The Supplemental Indenture will not be operative unless UD accepts the Notes for payment. UD's obligation to accept and pay for the Notes is subject to the terms and conditions set forth in UD's Offer to Purchase and Solicitation of Consents dated July 2, 1997, including the condition that UD Delaware Corp., an indirect wholly owned subsidiary of United Dominion, purchase more than 80% of the issued and outstanding common stock of Imo pursuant to UD Delaware's recently announced offer to purchase. The tender offers for the Notes and common stock will both expire at 12:00 midnight, New York City time, on July 30, 1997, unless extended. Tendered Notes may be withdrawn until 12:00 midnight on July 30, 1997. This summary of the tender offer and consent solicitation is qualified in its entirety by reference to the Offer to Purchase and Solicitation of Consents and the related Consent and Letter of Transmittal and Notice of Consent.

     United Dominion is a diversified manufacturer of proprietary, engineered products for customers worldwide.

     Merrill Lynch & Co. and TD Securities (USA) Inc. are acting as the Dealer Managers for the Note tender offer and consent solicitation. MacKenzie Partners, Inc. is serving as the Information Agent. For further information please contact the Information Agent at (800) 322-2885 or mail requests to the Information Agent at 156 Fifth Avenue, New York, New York 10010.

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